

March 21, 2014

By E-Mail
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:**   **Sensient Technologies Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed By FrontFour Capital Group LLC et. al.**
> **Filed March 25, 2014**
> **File No. 001-07626**

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments.

1.   Please provide us support for your statement that "Sensient has admitted fault in its poor return on its capital metrics" (slide 16).

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - your belief that the company "never ran an unbiased search process for a new CEO, as Ken [Manning] had for years hand-chosen Paul [Manning] to succeed him" (slide 30).
   - that "Investors and sell-side analysts have been less than impressed with new CEO hire" (slide 30).

3.   We note your disclosure on slide 34 under the heading "Are the interests of the current Board truly aligned with all shareholders." We also note your response to our comment 2 in our letter dated March 21, 2014. It is unclear how you have provide the context we had previously requested in this slide, given that some of your nominees own no shares in the company. Revise your disclosure. Refer to Rule 14a-9.

4.   We note the fourth disclaimer on slide 53. You may not disclaim your disclosure in your own soliciting materials. Please confirm your understanding and confirm that you will not disclaim your disclosure in future soliciting materials.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions